April 24, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attention: Kate Tillan, Assistant Chief Accountant

Re:	Palomar Medical Technologies, Inc.
Form 10-K for the year ended December 31, 2006
File No. 001-11177

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated March 30, 2007 regarding the above referenced filing and a follow up to our correspondence dated April 12, 2007. The Commission’s letter asked for certain statements to be provided in writing which were inadvertently not included in our April 12th letter. As requested, we acknowledge that:

o	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

By: /s/ Paul S. Weiner
Paul S. Weiner, Chief Financial Officer